

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

John C. Lawrence
President, Director and Principal Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

> **Re:** **United States Antimony Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 13, 2010**
> **Response Letters Dated October 13, 2010 and December 30, 2010**
> **File No. 001-08675**

Dear Mr. Lawrence:

We have completed our review of your filings, and do not have any further comments at this time.

Sincerely,

Ethan M. Horowitz
Branch Chief